PRESS RELEASE

March 6, 2007
Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX-V (Tier 1)
V6C 2T6	SRFDF – OTCBB
Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD ANNOUNCES $12 MILLION PRIVATE
PLACEMENT OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, B.C. (March 6, 2007) – Starfield Resources Inc. (“Starfield” or the “Company”) (TSX-V: SRU and OTCBB: SRFDF) is pleased to announce a private placement offering consisting of up to 25,000,000 units of the Company (each a “Unit”) at a price of $0.24 per Unit and of up to 21,428,571 flow-through common shares of the Company (“Flow-Through Shares”) at a price of $0.28 per Flow-Through Share (the “Offering”). Each Unit will consist of one common share of the Company (a “Common Share”) and one-half of one transferable Common Share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to acquire one Common Share at an exercise price of $0.30 per Common Share. The Warrants will be exercisable for 24 months following the closing of the Offering (the “Closing Date”). In the event that the Common Shares trade at a closing price on the TSX Venture Exchange (“TSX-V”) of greater than $0.375 per share for a period of 20 consecutive trading days at any time after four months and one day after the Closing Date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

Mr. André J. Douchane, President and CEO of the Company, stated “I am pleased that Starfield has commenced with this new private placement offering, and upon completion of the offering, I am confident that we will be able to advance our Ferguson Lake Project to the next stage.”

Starfield will use the proceeds from the Offering for general exploration expenditures and general working capital purposes.

Westwind Partners Inc., Westwind Partners (UK) Limited and Westwind Partners (USA) Inc. (together “Westwind”) will act as the lead agents for the Offering and will offer the Units and the Flow-Through Shares on a best efforts basis. Westwind may appoint other duly qualified agents (collectively, with Westwind, the “Agents”) to assist with the Offering. The Company will pay the Agents a commission fee equal to 7% of the gross proceeds of the Offering. In addition, on the Closing Date, the Company will issue non-transferable broker warrants to the Agents entitling the Agents to collectively purchase Common Shares in an amount up to 7% of the aggregate number of Units and Flow-Through Shares issued pursuant to the Offering. Each broker warrant will entitle the holder to buy one Common Share at the Unit issue price. The broker warrants will be exercisable, in whole or in part, for a period of 24 months following the Closing Date.

The Company has provided Westwind with an option (the “Agents’ Option”) to purchase or offer for sale up to an additional 12,500,000 Units and/or 10,714,285 Flow-Through Shares, collectively not to exceed an aggregate principal amount of $3,000,000, on the same terms and conditions as the Offering. The Agents’ Option is exercisable no later than 7:30 p.m. (Toronto time) on the second business day prior to the Closing Date. The Closing Date is expected to occur on or about March 22, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX-V.

The Offering will be made available in all provinces and territories of Canada. Units may also be sold to U.S. purchasers on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) provided by Rule 144A or Regulation D under the U.S. Securities Act. In the United Kingdom, the Units will be offered to persons who are both (i) “Qualified investors” within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”); and acting as principals or in circumstances where Section 86(2) FSMA applies and (ii) are within the categories of persons referred to in Article 19 (Investment Professionals) or Article 49 (High net worth companies, etc.) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Units, Common Shares, Flow-Through Shares or Warrants (the “Securities”) in the United States. The Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws, or an exemption therefrom. Any public offering of the Securities to be made in the United States will be made by means of a prospectus that may be obtained from Starfield or a selling security holder and that will contain detailed information about the Company and management, as well as financial statements. No public offering of the Securities will be made in the United States in connection with the above-mentioned transaction.

About Starfield: Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 359 holes. A National Instrument 43-101 technical report dated May 15, 2006 prepared by N.C. Carter PhD., P.Eng. was filed on SEDAR and on Starfield’s website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high-grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is unfolding as Nunavut's largest ongoing base and precious metal project.

On behalf of the Company,

André Douchane,
President and CEO

Caution concerning forward-looking statements: This communication to shareholders and the public contains certain forward-looking statements. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Actual results may differ materially from those indicated by such statements. Although Company management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that all statements, other than statements of historical fact, included herein, including, without limitation statements regarding future production, are forward looking statements that involve various risks and uncertainties. These risks and uncertainties include those discussed or identified in the Company’s annual report for the year ended February 28, 2006, as filed with the U.S. Securities and Exchange Commission on Form 20-F. Among others, these include risks related to the uncertainty associated with calculating reserves and mineralization, operating hazards in the mining industry and the Company’s inability to meet its future capital requirements. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such terms are defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	André Douchane
The Equicom Group		Starfield Resources Inc.
+1 (416) 815-0700 ext.275		+1 (416) 671-8089
mjoyner@equicomgroup.com		www.starfieldres.com